# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Katapult Holdings, Inc., CIK 0001785424
CUSIP: 485859201
Title of class of securities: Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 5360 Legacy Drive, Building 2, Plano, Texas (TX), 75024
Date of event which requires filing of this statement: 12/11/2025
Filed by CIK 0002095529
Persons authorized to receive notices and communications: Lane Risser, 88 West Mound Street, Columbus, Ohio (OH), 43215, 614-634-9100

## Reporting persons
- HHCF Series 21 Sub, LLC (CIK 0002095529): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 928,202; sole dispositive power 0; shared dispositive power 928,202; aggregate amount beneficially owned 928,202 (19.99% of the class)
  Comment: (1) The reported securities consist of (i) 646,264 shares of Common Stock issuable upon exercise of Warrants (the "Warrants") to purchase shares of common stock, par value $0.0001 per share (the "Common Stock"), of Katapult Holdings, Inc. (the "Issuer") held directly by HHCF Series 21 Sub, LLC (the "HHCF Sub") and (ii) 281,938 shares of Common Stock issuable upon conversion of shares of Series A convertible preferred stock, par value $0.0001 per share (the "Series A Convertible Preferred Stock"), and Series B convertible preferred stock, par value $0.0001 per share (the "Series B Convertible Preferred Stock" and together with the Series A Convertible Preferred Stock, the "Preferred Stock"), held directly by HHCF Sub. The reported securities may also be deemed beneficially owned by HHCF Series 21 Sub Holdco, LLC ("Holdco"), Hawthorn Horizon Credit Fund, LLC ("Hawthorn") and Lane Risser ("Mr. Risser"), each of which or whom disclaim beneficial ownership of these shares, except to the extent of its or his pecuniary interest in such shares, if any. The reported amount excludes an aggregate of 5,192,862 shares of Common Stock issuable upon conversion of shares of Preferred Stock, which conversion is subject to approval by the stockholders of the Issuer as contemplated by Nasdaq listing rules (the "Requisite Stockholder Approval"). Until the Requisite Stockholder Approval is obtained, no holder of Preferred Stock may convert shares of Preferred Stock through either an optional or a mandatory conversion into shares of Common Stock, if and to the extent that such conversion would result in the holder beneficially owning in excess of 19.99% of the aggregate number of votes entitled to be cast generally at a meeting of the Issuer's stockholders held for the election of directors by all outstanding shares of Common Stock as of immediately prior to the closing of the issuance and sale of Preferred Stock by the Issuer to HHCF Sub.
  
  (2) Based on 4,643,334 shares of Common Stock outstanding as reported in the Issuer's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2025, filed with the Securities and Exchange Commission (the "SEC") on November 12, 2025.
- HHCF Series 21 Sub Holdco, LLC (CIK 0002095528): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 928,202; sole dispositive power 928,202; shared dispositive power 0; aggregate amount beneficially owned 928,202 (19.99% of the class)
  Comment: (1) The reported securities consists of (i) 646,264 shares of Common Stock issuable upon exercise of the Warrants held directly by HHCF Sub and (ii) 267,188 shares of Common Stock issuable upon conversion of shares of Preferred Stock held directly by HHCF Sub. The reported securities may also be deemed beneficially owned by Holdco, Hawthorn and Mr. Risser, each of which or whom disclaim beneficial ownership of these shares, except to the extent of its or his pecuniary interest in such shares, if any. The reported amount excludes an aggregate of 5,192,862 shares of Common Stock issuable upon conversion of shares of Preferred Stock held by HHCF Sub, which conversion is subject the Requisite Stockholder Approval being obtained. Until the Requisite Stockholder Approval is obtained, no holder of Preferred Stock may convert shares of Preferred Stock through either an optional or a mandatory conversion into shares of Common Stock if and to the extent that such conversion would result in the holder beneficially owning in excess of 19.99% of the aggregate number of votes entitled to be cast generally at a meeting of the Issuer's stockholders held for the election of directors by all outstanding shares of Common Stock as of immediately prior to the closing of the issuance and sale of Preferred Stock by the Issuer to HHCF Sub.
  
  (2) Based on 4,643,334 shares of Common Stock outstanding as reported in the Issuer's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2025, filed with the SEC on November 12, 2025.
- Hawthorn Horizon Credit Fund, LLC (CIK 0002095523): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 928,202; sole dispositive power 0; shared dispositive power 928,202; aggregate amount beneficially owned 928,202 (19.99% of the class)
  Comment: (1) The reported securities consist of (i) 646,264 shares of Common Stock issuable upon exercise of the Warrants held directly by HHCF Sub and (ii) 267,188 shares of Common Stock issuable upon conversion of shares of Preferred Stock held directly by HHCF Sub. The reported amount may also be deemed beneficially owned by Holdco, Hawthorn and Mr. Risser, each of which or whom disclaim beneficial ownership of these shares, except to the extent of its or his pecuniary interest in such shares, if any. The reported amount excludes an aggregate of 5,192,862 shares of Common Stock issuable upon conversion of shares of Preferred Stock held by HHCF Sub, which conversion is subject the Requisite Stockholder Approval being obtained. Until the Requisite Stockholder Approval is obtained, no holder of Preferred Stock may convert shares of Preferred Stock through either an optional or a mandatory conversion into shares of Common Stock if and to the extent that such conversion would result in the holder beneficially owning in excess of 19.99% of the aggregate number of votes entitled to be cast generally at a meeting of the Issuer's stockholders held for the election of directors by all outstanding shares of Common Stock as of immediately prior to the closing of the issuance and sale of Preferred Stock by the Issuer to HHCF Sub.
  
  (2) Based on 4,643,334 shares of Common Stock outstanding as reported in the Issuer's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2025, filed with the SEC on November 12, 2025.
- Lane Risser (CIK 0002095668): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 928,202; sole dispositive power 0; shared dispositive power 928,202; aggregate amount beneficially owned 928,202 (19.99% of the class)
  Comment: (1) The reported securities consist of (i) 646,264 shares of Common Stock issuable upon exercise of the Warrants held directly by HHCF Sub and (ii) 281,938 shares of Common Stock issuable upon conversion of shares of Preferred Stock held directly by HHCF Sub. The reported amount may also be deemed beneficially owned by Holdco, Hawthorn and Mr. Risser, each of which or whom disclaim beneficial ownership of these shares, except to the extent of its or his pecuniary interest in such shares, if any. The reported amount excludes an aggregate of 5,192,862 shares of Common Stock issuable upon conversion of Preferred Stock held by HHCF Sub, which conversion is subject the Requisite Stockholder Approval being obtained. Until the Requisite Stockholder Approval is obtained, no holder of Preferred Stock may convert shares of Preferred Stock through either an optional or a mandatory conversion into shares of Common Stock if and to the extent that such conversion would result in the holder beneficially owning in excess of 19.99% of the aggregate number of votes entitled to be cast generally at a meeting of the Issuer's stockholders held for the election of directors by all outstanding shares of Common Stock as of immediately prior to the closing of the issuance and sale of Preferred Stock by the Issuer to HHCF Sub.
  
  (2) Based on 4,643,334 shares of Common Stock outstanding as reported in the Issuer's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2025, filed with the SEC on November 12, 2025.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.0001 per share
Name of issuer: Katapult Holdings, Inc.
Address of issuer's principal executive offices: 5360 Legacy Drive, Building 2, Plano, Texas (TX), 75024
Comment: By this Amendment No. 1, HHCF Series 21 Sub, LLC ("HHCF Sub") and the other Reporting Persons amend and supplement the responses to Items 4 and 6 of the Statement on Schedule 13D (the "Schedule 13D"), filed with respect to the shares of common stock, par value $0.0001 per share, of Katapult Holdings, Inc (the "Issuer"). Capitalized terms not otherwise defined have the meanings set forth in the Schedule 13D.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Schedule 13D is hereby amended and supplemented as follows:

The information set forth or incorporated by reference in Item 6 of this Schedule 13D is incorporated by reference into this Item 4.

On December 11, 2025, the Issuer, Katapult Merger Sub 1, Inc., a Delaware corporation and wholly-owned indirect subsidiary of the Issuer ("Merger Sub 1"), Katapult Merger Sub 2, LLC, a Delaware limited liability company and wholly-owned indirect subsidiary of Katapult ("Merger Sub 2"), CCF Holdings LLC, a Delaware limited liability company ("CCFI"), and Aaron's Intermediate Holdco, INC., a Delaware corporation ("Aaron's"), entered into an Agreement and Plan of Merger (the "Merger Agreement"). Under the terms and subject to the conditions of the Merger Agreement, among other things, Merger Sub 1 will merge with and into Aaron's (the "Aaron's Merger") and Merger Sub 2 will merge with and into CCFI (the "CCFI Merger" and together with the Aaron's Merger, collectively the "Mergers"). Upon the consummation of the Mergers, each of Merger Sub 1 and Merger Sub 2 will cease to exist, and each of Aaron's and CCFI will become a wholly-owned indirect subsidiary of the Issuer. The completion of the Mergers is subject to customary conditions.

Immediately prior to the effective time of the Aaron's Merger, (i) Aaron's shall cause the holders (the "Aaron's MIP Holders") of Class A Unit and Class B Unit membership interests (Aaron's MIP Units") of Aaron's MIP Holdings, LLC to assign, transfer and deliver to the Issuer, and the Issuer shall assume and acquire from the Aaron's MIP Holders, the Aaron's MIP Units and (ii) the Issuer shall issue to the Aaron's MIP Holders and Aaron's shall cause the Aaron's MIP Holders to acquire from the Issuer, 943,580 shares of the Issuer's Common Stock (the "Aaron's MIP Exchange").

Concurrently with the execution and delivery of the Merger Agreement, the Issuer, Aaron's, CCFI and HHCF Sub entered into a side letter (the "Side Letter"), effective as of immediately prior to the Aaron's MIP Exchange, pursuant to which (i) HHCF shall sell to the Issuer all 65,000 shares of the Issuer's Preferred Stock held by HHCF pursuant to the Investment Agreements (collectively, the "Outstanding Preferred Shares"), and all such shares of the Issuer's Preferred Stock shall be deemed automatically repurchased by the Issuer, effective immediately prior to the Aaron's MIP Exchange and without the further action of the Issuer, HHCF or any other person, at a price per share of the Issuer's Preferred Stock equal to the "Liquidation Preference" (as defined in the Preferred Stock Certificates of Designations) of such share of the Issuer at the "Close of Business" on the "Business Day" (as each such term is defined in the Preferred Stock Certificates of Designations) immediately preceding the Aaron's MIP Exchange, plus any accrued and unpaid "Regular Dividends" (as defined in the Preferred Stock Certificates of Designations) thereon, to, but excluding, the "Business Day" (as defined in the Preferred Stock Certificates of Designations) immediately preceding the Aaron's MIP Exchange (but only to the extent such accumulated and unpaid Regular Dividends are not included in such Liquidation Preference) (such aggregate purchase price for the Outstanding Preferred Shares, the "Aggregate Conversion Amount"), which purchase price shall be payable by the issuance of a new debt instrument with an initial principal amount equal to the Aggregate Conversion Amount by Katapult Intermediate Holdings III LLC, or, subject to the agreement of the parties thereto, one of its subsidiaries; (ii) HHCF shall exercise the Warrants on a cashless basis in full for shares of the Issuer's Common Stock, effective immediately prior to the Aaron's MIP Exchange, such that, as of immediately prior to the Aaron's MIP Exchange, no Warrants are outstanding; and (iii) the Director Nomination Agreement shall terminate, effective as of immediately prior to the Aaron's MIP Exchange.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 of the Schedule 13D is hereby amended and supplemented as follows:

The information set forth in Item 4 of this Schedule 13D is incorporated reference to this Item 6.

Side Letter

Concurrently with the execution and delivery of the Merger Agreement, the Issuer, Aaron's, CCFI and HHCF Sub entered into the Side Letter, effective as of immediately prior to the Aaron's MIP Exchange, pursuant to which (i) HHCF shall sell to the Issuer the Outstanding Preferred Shares, and all such shares of the Issuer's Preferred Stock shall be deemed automatically repurchased by the Issuer, effective immediately prior to the Aaron's MIP Exchange and without the further action of the Issuer, HHCF or any other person, for a purchase price equal to the Aggregate Conversion Amount, which purchase price shall be payable by the issuance of a new debt instrument with an initial principal amount equal to the Aggregate Conversion Amount by Katapult Intermediate Holdings III LLC, or, subject to the agreement of the parties thereto, one of its subsidiaries; (ii) HHCF shall exercise the Warrants on a cashless basis in full for shares of the Issuer's Common Stock, effective immediately prior to the Aaron's MIP Exchange, such that, as of immediately prior to the Aaron's MIP Exchange, no Warrants are outstanding; and (iii) the Director Nomination Agreement shall terminate, effective as of immediately prior to the Aaron's MIP Exchange.

## Signatures
- HHCF Series 21 Sub, LLC: /s/ Lane Risser, Lane Risser, Manager (12/15/2025)
- HHCF Series 21 Sub Holdco, LLC: /s/ Lane Risser, Lane Risser, Manager (12/15/2025)
- Hawthorn Horizon Credit Fund, LLC: /s/ Lane Risser, Lane Risser, Manager (12/15/2025)
- Lane Risser: /s/ Lane Risser, Lane Risser (12/15/2025)